UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Zealand Pharma A/S or the Company, dated March 20, 2019, announcing that Zealand Pharma will increase its share capital as a consequence of a new issue of shares. Zealand today jointly announced with Alexion Pharmaceuticals, Inc. a collaboration to discover and develop novel peptide therapeutics for complement-mediated diseases. The agreement, as announced in Company Announcement no. 6/2019 on March 20, 2019, provides Alexion with exclusive worldwide licenses, as well as development and commercial rights, for one pre-clinical target and up to three additional targets within the complement pathway. In addition, Zealand Pharma will receive upfront payment of $25 million and an equity investment of $15 million, described further below, with potential for additional milestone and royalty payments.

As part of the agreement, Alexion Pharmaceuticals, Inc. will invest USD 15 million in Zealand to subscribe for 802,859 new shares each with a nominal value of DKK 1, at a subscription price of USD 18.68 per new share (approximately DKK 123). Zealand’s board of directors has, in accordance with article 7.1 of Zealand’s articles of association, exercised an authorization granted by Zealand’s extraordinary general meeting to increase the share capital.

Following the registration of the new shares with the Danish Business Authority, Zealand’s share capital amounts to DKK 31,661,686 divided into 31,661,686 shares with a nominal value of DKK 1 each.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Mats Blom

	Name:	Mats Blom
	Title:	Chief Financial Officer

Date: March 20, 2019

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 20, 2019

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